

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2020

Peter (Peizhi) Luo
Chief Executive Officer
Adagene Inc.
4F, Building C14, No. 218
Xinghu Street, Suzhou Industrial Park
Suzhou, Jiangsu Province, 25125
People's Republic of China

> **Re: Adagene Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted October 27, 2020**
> **CIK No.: 0001818838**

Dear Mr. Luo:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2020 letter.

Draft Registration Statement on Form F-1 Submitted on October 27, 2020

Our Pipeline, page 5

1. We note your response to prior comment 3 and that your disclosure states on page 6 that there were seven SAEs that were determined to be related to the study treatment. Please clearly expand your discussion in the Summary to specify the serious adverse events. We also note your statement on page 142 that 57% of the patients discontinued ADG106 treatment in the ADG106-1002 trial, including three patients who discontinued due to adverse events. Please revise to clarify this information in the Summary, or advise.

2. We note your response to prior comment 4, including your revised pipeline table on page

5. Please shorten your arrow for ADG116 Trial 1003 to the beginning of Phase Ia or otherwise advise. We note your disclosures elsewhere indicating that you have dosed one patient in the trial in July 2020.

3. We note your response to prior comment 24 that you do not intend to seek approval for your product candidates in Australia. Please revise your disclosures here and elsewhere as appropriate to clarify this intent to use the trial data to seek approval in China and the U.S. Please also provide additional disclosure regarding any risks of this approach, including with respect to risks relating to your ability to rely on the trial data, or advise.

ADG116: Novel anti-CTLA-4 NEObody candidate, page 7

4. We note your response to prior comment 7, including your revised disclosure at the bottom of page 7. Please further revise to make clear that you currently do not plan on enrolling patients in the U.S. trial consistent with your disclosure on page 32.

Capitalization, page 99

5. Please update the total capitalization amount to include the current portion of long-term borrowings, which was added in response to comment 13.

ADC Therapeutics Agreements, page 168

6. We note your response to prior comments 20, 26, and 27, and your revised disclosures. Please disclose aggregate payments received to date under the ADCT License Agreement. Additionally, with respect to each of the ADCT License Agreement and the Collaboration Agreement, as well as the agreement with Dragon Boat, disclose the aggregate milestones receivable.

Intellectual Property, page 172

7. We note your response to our prior comment 22 and your revised disclosures. Please further clarify which of the patents are already issued and which ones are subject to pending patent applications.

Notes to the Consolidated Financial Statements
10. Collaboration Arrangements, page F-28

8. As requested in comment 26, please disclose the US dollar equivalent to the RMB 4,000,000 upfront payment received. Please also address this comment with your interim financial statements.

18. Condensed Financial Information of the Parent Company, page F-40

9. We note your response to comment 28 in which you state that the parent company also carries out research and development activities for new drug discovery. Please help us understand how this statement is consistent with the disclosures made in the Form F-1. In

this regard, we note on page 10 that the parent company, Adagene Inc., was incorporated in February 2011 under the laws of the Cayman Islands as an offshore holding company. In December 2011, Adagene (Suzhou) Limited was incorporated in China, through which you commenced research and development activities in China. On page 73, you state that substantially all of your business operations are in China. On page 81, you state that you are an offshore holding company conducting your operations in China through your PRC subsidiary and that you make loans to the PRC subsidiary. Further, we note that the auditors are located in and organized under the laws of the PRC. As such, it remains unclear why you continue to reflect operating activity (contract liabilities, revenues, research and development expenses) in your standalone financial statements as that of the parent company rather than of the subsidiaries formed to conduct the operations of the entity. It further remains unclear how you are (1) able to recognize income from equity method investees, as no profits have been recognized, and (2) recognize loans to and from your subsidiaries as operating activities as you are stated to be a holding company with no stated operating activities located in the Cayman Islands. Please advise and revise the disclosures and presentations in the document accordingly.

You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Li He, Esq.